Faegre Drinker Biddle & Reath LLP
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By EDGAR

June 3, 2024

Beverly Singleton
Claire Erlanger
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, DC 20549

Re:    Pilgrim’s Pride Corporation
Annual Report on Form 10-K for the Year Ended December 31, 2023
Filed February 27, 2024
File No. 001-09273

Dear Mses. Singleton and Erlanger:
    On behalf of Pilgrim’s Pride Corporation (the “Company”), we are transmitting the following responses of the Company to the comments of the Securities and Exchange Commission’s staff (the “Staff”) as set forth in the letter of Beverly Singleton, Clair Erlanger, Jennifer Angelini and Geoffrey Kruczek, dated May 23, 2024 (the “Comment Letter”), to the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 filed on February 27, 2024.
The responses herein were provided to this firm by the Company. In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response in regular type. All references to page numbers in the Company’s responses refer to page numbers in the Registration Statement.

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June 3, 2024

Comment Responses
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations 2023 Compared to 2022, page 24

1.    We note that your discussion of changes in results of operations attributes the increases and decreases in changes in revenue and cost of sales to sales volume and sales per pound. To further enhance investor understanding, for each of your three reportable segments, please consider revising future filings to include a table that discloses the quantity (or volume) of pounds or tons sold, along with a range of the commodity prices.

    Company Response: We respectfully advise the Staff that in future filings we will disclose in Management’s Discussion and Analysis (MD&A) of Financial Condition and Results of Operations a tabular presentation of Sales Volume and Average Sales Price changes between periods being compared for each reportable segment.
In respect to your comment about reporting “a range of the commodity prices”, the Company is unsure of whether the Staff was intending this comment to address commodity grain input costs or US “commodity” market prices for chicken products. In future filings, the Company will include a table in MD&A showing the highest and lowest prices reached on nearby futures for one bushel of corn, one ton of soybean meal and one metric ton of wheat (the main feed ingredient inputs) during the current and previous years. This data will be acquired from the Chicago Board of Trade (CBOT), which is recognized as the global market for grain trading. Relative to US commodity market prices for chicken products, there is no official or solely recognized market pricing index. Our discussion around US commodity market prices in the Executive Summary of MD&A under the heading of “Raw Materials and Input Costs” solely reflects the pricing that Pilgrim’s obtains for chicken products sold in our market-driven portion of our US business. As such, we do not have the ability to disclose ranges of publicly available US commodity market prices for chicken products.

Note 2. Revenue Recognition, page 56

2.    Refer to the table of disaggregated revenue in Note 2. We note from your disclosures here and in Note 20, that you disclose disaggregated revenue by segments, as well as by the product lines Fresh, Prepared, Export and Other, and customer locations. We note from your earnings calls that you also discuss revenue in terms of "case ready," "big bird," and "small bird" as well as by distribution channels. Please consider revising future filings to provide additional disaggregation of your revenue by sales or distribution channels, such as retailers, foodservice, restaurants, and export markets, and/or additional product categories. Reference is also made to your discussion on page 2 under Market Overview, and the description of each segment's distribution channel as disclosed in Note 20. Your response should give consideration to ASC 606-10-55-89 through 55-91.

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June 3, 2024

    Company Response: We respectfully advise the Staff that in future filings we will disclose in Note 2, “Revenue Recognition”, an additional disaggregation of the Company’s revenues by reportable segment using the following distribution channels: Retail, Foodservice, Export and Other. These distribution channels are consistent with our disclosures in Note 20, “Reportable Segments”.

Note 21. Commitments and Contingencies
Litigation, page 86

3.    For those legal proceedings which are disclosed and exposure to loss exists in excess of the amount accrued, or no accrual has been made, please revise future filings to ensure that an estimate of the possible loss or range of loss is disclosed or a statement that such an estimate cannot be made. For example, you disclose that you continue to litigate certain class actions in the Oklahoma Court and Colorado Court, but the disclosure does not include any related dollar amounts of accrual, or estimated loss, or a statement that you cannot make such an estimate. Please revise future filings accordingly. See guidance in ASC 450-20-50-3 and 50-4.

Company Response: The Company respectfully acknowledges the Staff’s comment. We advise the Staff that based on current circumstances, we are unable to reasonably estimate the amount of loss or amount of any range of loss with respect to these proceeding due to the nature and status of these matters. We will include a statement to this effect in future filings.
General

4.    We note that your Form 8-K filed on May 1, 2024, reports that shareholders approved the appointment of Joesley and Wesley Batista to your board of directors. Please revise applicable future filings to include appropriate risk factors and a discussion of the civil and criminal actions and investigations related to your ultimate controlling shareholders, consistent with disclosure appearing on pages 10-12 and 125-27 of the Form 20-F filed by your parent company, JBS S.A.

Company Response: The Company respectfully acknowledges the Staff’s comment and will enhance its risk factor disclosures relating to the matters noted by the Staff in the Company’s Annual Report on Form 10-K for the fiscal year ending December 29, 2024.

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June 3, 2024

Should you have any questions, please feel free to contact me at 303 607 3666.
Respectfully,
FAEGRE DRINKER BIDDLE & REATH LLP
/s/ Jeffrey A. Sherman

Jeffrey A. Sherman
Enclosures
cc:     Matthew Galvanoni, Pilgrim’s Pride Corporation

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